UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

Amber Road, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02318Y108

(CUSIP Number)

Rishi Bajaj

Managing Principal

Altai Capital Management, L.P.

4675 MacArthur Court, Suite 590

Newport Beach, CA 92660

949-326-9612

With a copy to:

Marc Weingarten & Aneliya Crawford

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022
212-756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [☐].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,464,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,464,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,464,916
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,464,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,464,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,464,916
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,464,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,464,916
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,464,916
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Marshall Heinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,002
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,002
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 6 of 9 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amends the Schedule 13D originally filed on March 12, 2018 (the “Original Schedule 13D”), Amendment No. 1 filed on April 25, 2018 (“Amendment No. 1”), Amendment No. 2 filed on December 17, 2018 (“Amendment No. 2”), and Amendment No. 3 filed on January 18, 2019 (“Amendment No. 3”) with this Amendment No. 4 (“Amendment No. 4,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Amber Road, Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b) The address of the business office of the Investment Manager, IMGP and Mr. Bajaj is 4675 MacArthur Court, Suite 590, Newport Beach, CA 92660. The business address of Mr. Heinberg is 575 Lexington Avenue, 28th Floor, New York, NY 10022.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons (other than Mr. Heinberg) used approximately $21,779,265 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of Osprey. A total of approximately $685,524 (including brokerage commissions) in the aggregate was used to purchase the Common Stock held by the Separately Managed Accounts.

The source of the funds used by Osprey to acquire the Common Stock reported herein is the working capital available to Osprey and margin borrowings described in the following sentence. Such shares of Common Stock are held by Osprey in margin accounts, which may extend margin credit to Osprey from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

The source of funds used to acquire the Common Stock held by the Separately Managed Accounts is the working capital available to the Separately Managed Accounts.

Mr. Heinberg used a total of approximately $150,471 in the aggregate to acquire the Common Stock beneficially owned by him.

The source of funds used to acquire the Common Stock beneficially owned by Mr. Heinberg was his personal funds.

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 7 of 9 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 12, 2019, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) by and among the Issuer, Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), Chicago Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and, solely for the purposes of Section 9.17 of the Merger Agreement, E2open, LLC, a Delaware limited liability company. Under the terms of the Merger Agreement, Parent agreed to cause Purchaser to commence a tender offer no later than June 3, 2019 (unless otherwise agreed to by the Company and Parent) to acquire all of the outstanding shares of the Common Stock for $13.05 per share, without interest and subject to applicable withholding taxes (the “Tender Offer”).

On May 12, 2019, concurrently with the execution of the Merger Agreement, IMGP entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Parent and Purchaser. Pursuant to the Tender and Support Agreement, IMGP agreed to (i) tender the shares of Common Stock beneficially owned by it into the Tender Offer and (ii) vote in favor of the transactions contemplated by the Merger Agreement and against any alternative acquisition proposal, in each case, subject to the conditions and in accordance with the terms set forth therein.

The above description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by the Tender and Support Agreement, the full text of which is attached as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference. In addition, the above description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Form 8-K filed by the Issuer on May 13, 2019.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of the date hereof, the aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,484,918 shares of Common Stock, which represents approximately 8.7% of the Issuer’s currently outstanding Common Stock. The percentages used in this Schedule 13D are calculated based upon approximately 28,438,574 shares of Common Stock outstanding as of May 10, 2019, as reported in Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 13, 2019.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons other than Mr. Heinberg. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of the shares of Common Stock deemed to be beneficially owned by Mr. Heinberg. Mr. Heinberg disclaims all ownership, direct, beneficial, or otherwise of all shares of Common Stock, including the 4,900 shares of Common Stock held in the accounts of his family members, other than the 15,102 shares of Common Stock held in his own accounts.

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 8 of 9 Pages

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons in the last 60 days is set forth on Schedule 1 hereto and is incorporated herein by reference.

Item 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 12, 2019, certain of the Reporting Persons entered into the Tender and Support Agreement defined and described in Item 4 above.

Item 7	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Schedule 1 – Transactions of the Reporting Persons in the Last 60 Days
Exhibit 99.4 – Tender and Support Agreement, dated May 12, 2019

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2019

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

/s/ Marshall Heinberg
Name: Marshall Heinberg

SCHEDULE 1

Transactions of the Reporting Persons

Effected in the Last 60 Days

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons in the last 60 days:

Investment Manager

Date	Security	Amount of Shares Bought (Sold)	Approximate Price per Share (excluding commissions)
3/22/2019	Common Stock	45,444	$8.4964
3/25/2019	Common Stock	8,615	$8.4860

All of the above transactions were effected on the open market.